December 22, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Perfect Solutions Group, Inc.

Form 10-12G/A

Filed November 30, 2021

File No. 000-56335

To the men and women of the SEC:

On behalf of Perfect Solutions Group, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 13, 2021 addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on November 30, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Amendment No. 3 to Registration Statement on Form 10-12G filed November 30, 2021

General

1. We note your response to comments 1 and 2 and your inclusion of the All-Q-Tell Corp. Agreement and Plan of Merger as an exhibit. Please disclose the material terms of the merger and separation agreements. Please disclose the reasons for the merger in light of the plan to separate immediately after merging. In this regard, the entities were all under common control and therefore it is unclear how the information about the businesses were not known at the time of the transaction and why investors would have been confused given the businesses of both companies were that of a shell company. In addition, as previously requested, in light of the separation of All-Q-Tell Corp. which retained all its assets and liabilities, please explain why Perfect Solutions was deemed the successor, and why the OTC Pink listing associated with All-Q-Tell Corp. was not retained by All- Q-Tell Corp. following the separation agreement a week after the merger.

Company Response:

The following has been added to page 3:

Summary of Holding Company Reorganization

The Company reorganized with ALLQ into a holding company structure pursuant to NRS 92A.180, 92A.200, NRS 92A.230 and NRS 92A.250. Immediately prior to the merger, the Company was a wholly owned subsidiary of ALLQ. Perfect Solutions Merger Sub, Inc. was a direct and wholly owned subsidiary of the Company (Merger Sub”). Each share of ALLQ capital stock was converted in the merger into a share of the Company’s capital stock with each share of the capital stock of ALLQ outstanding immediately prior to the Effective Time of the merger converted in the merger into a share of capital stock of the Company having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions thereof, as the share of stock of ALLQ converted in the merger. Fractional shares were rounded up to the next whole share. The Reorganization was completed and became effective on September 15, 2021.

Pre-Merger

The respective boards of directors of ALLQ, the Company and Merger Sub approved and declared advisable and in the best interests of each of such corporations and its shareholders to authorize, ratify and adopt the Reorganization without a vote of shareholders and the transactions contemplated hereby, including without limitation, the Merger.

The respective Articles of incorporation of ALLQ and the Company have the same designations, rights, and powers and preferences, and the qualifications, limitations and restrictions thereof, as ALLQ Capital Stock which was automatically converted pursuant to the Reorganization;

The Articles of Incorporation and Bylaws of the Company, as the holding company, at the Effective Time of the merger contained provisions identical to the Articles of Incorporation and Bylaws of ALLQ immediately prior to the merger, other than as permitted by NRS 92A.200.

The Articles of Incorporation of ALLQ states that any act or transaction by or involving ALLQ, other than the election or removal of directors of ALLQ, that requires for its adoption under the NRS or the Articles of Incorporation of ALLQ the approval of the stockholders of ALLQ, shall require in addition the approval of the stockholders of the Company (or any successor thereto by merger), by the same vote as is required by the Articles of Incorporation and/or the Bylaws of ALLQ.

The Articles of Incorporation and Bylaws of Merger Sub are identical to the Articles of Incorporation and Bylaws of ALLQ immediately prior to the merger, other than as permitted by NRS 92A.200;

The Boards of Directors of ALLQ, the Company, and Merger Sub approved the Reorganization, shareholder approval not being required pursuant to NRS 92A.180;

Post-Merger

1. At the Effective Time and in accordance with this Reorganization and the provisions set forth in NRS 92A.180, 92A.200, NRS 92A.230 and NRS 92A.250, ALLQ shall be merged with and into Merger Sub, (the “Merger”), and ALLQ shall be the surviving corporation, (hereinafter sometimes referred to as the (“Surviving Corporation”). At the Effective Time, the separate corporate existence of Merger Sub ceased and ALLQ became the wholly owned subsidiary of the Company, and the Company became the publicly traded company, as the successor issuer.

2. Effective Time. The Merger became effective on September 15, 2021 as specified in the Articles of Merger duly filed with the Secretary of State on September 8, 2021 that included the agreement and plan of merger (“Agreement”).

3. Effects of Merger. The Merger had the effects set forth in the Agreement and in the applicable provisions set forth in NRS 92A.250. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (i) right and title to all assets (including real estate and other property) owned by, and every contract right possessed by, ALLQ and Merger Sub shall vest in the Surviving Corporation, and (ii) all liabilities and obligations of ALLQ and Merger Sub shall become the liabilities and obligations of the Surviving Corporation. The vesting of such rights, title, liabilities, and obligations in the Surviving Corporation shall not be deemed to constitute an assignment or an undertaking or attempt to assign such rights, title, liabilities and obligations. The conversion of securities of ALLQ into the identical and equivalent securities of the Company will not constitute a sale, resale or different security. Securities issued by the Company pursuant to the merger shall be deemed to have been acquired at the same time as the securities of ALLQ exchanged in the merger. The Company’s securities issued solely in exchange for the securities of ALLQ as part of a reorganization of ALLQ into a holding company structure. Stockholders received securities of the same class evidencing the same proportional interest in the Company as they held in ALLQ, and the rights and interests of the stockholders of such securities are substantially the same as those they possessed as stockholders of ALLQ securities. Immediately following the merger, the Company had no significant assets other than securities of ALLQ and had the same assets and liabilities on a consolidated basis as ALLQ had before the merger. Stockholders of ALLQ shall be the stockholders of the Company. The Company’s common stock traded in the OTC Markets under ALLQ’s ticker symbol “ALLQ” under which the common stock of ALLQ previously listed and traded until the new ticker symbol PSGI was released into the OTC marketplace by the Financial Industry Regulatory Authority.

4. Articles of Incorporation. As of the date hereof and immediately prior to the Effective time, the articles of incorporation of ALLQ shall be the articles of incorporation of the Company until thereafter amended as provided therein or by the NRS.

5. Bylaws. From and after the Effective Time, the bylaws of ALLQ, as in effect immediately prior to the Effective Time, shall constitute the bylaws of the Company until thereafter amended as provided therein or by applicable law.

6. Directors. The directors of ALLQ in office immediately prior to the Effective Time shall be the Directors of the Surviving Corporation and will continue to hold office from the Effective Time until the earlier of their resignation or removal or until their successors are duly elected or appointed and qualified.

7. Officers. The officers of ALLQ in office immediately prior to the Effective Time shall be the officers of the Company and will continue to hold office from the Effective Time until the earlier of their resignation or removal or until their successors are duly elected or appointed and qualified.

8. Conversion of Securities. At the Effective Time, by virtue of the merger and without any action on the part of the holder thereof;

(a) Conversion of ALLQ Common Stock. Each share of ALLQ Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of The Company's Common Stock;

(b) Conversion of ALLQ Common Stock Held as Treasury Stock. Each share of ALLQ Common Stock issued and outstanding held in ALLQ treasury shall be cancelled and retired.

(c) Conversion of ALLQ Preferred Stock. Each share of ALLQ Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of the Company's Preferred Stock having the same designations, rights, power, and preferences, and the qualifications, limitations, and restrictions thereof, as the corresponding share of the ALLQ Preferred Stock.

(d) Conversion of ALLQ Preferred Stock Held as Treasury Stock. Each share of ALLQ Preferred Stock issued and outstanding held in ALLQ treasury shall be cancelled and retired.

(e) Conversion of Options, Warrants, Purchase Rights, Units or Other Securities of ALLQ. Each option, warrant, purchase right, unit or other security of ALLQ will be subject to NRS 78.242.

(f) Conversion of The Company's Common Stock. Each share of The Company's Common Stock issued and outstanding held in the name of ALLQ immediately prior to the Effective Time shall be cancelled and retired and resume the status of authorized and unissued shares of The Company's Common Stock.

(g) Conversion of Merger Sub Common Stock. Each share of Merger Sub common Stock will be converted into one validly issued, fully paid and non-assessable share of common stock of the Company.

(h) Rights of Certificate Holders. Upon conversion thereof in accordance with this Section 8, all shares of ALLQ Capital Stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate representing any such shares except, in all cases, as set forth in Section 11 herein. In addition, each outstanding book-entry that, immediately prior to the Effective Time, evidenced shares of ALLQ Capital Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of The Company's Capital Stock.

9. Other Agreements. At the Effective Time, Successor shall be subject to NRS 78.242.

10. Further Assurances. From time to time, as and when required by The Company's or by its successors or assigns, there shall be executed and delivered on behalf of ALLQ such deeds and other instruments, and there shall be taken or caused to be taken by it all such further and other action, as shall be appropriate, advisable or necessary in order to vest perfect or conform, of record or otherwise, in The Company's, the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of ALLQ, and otherwise to carry out the purposes of this Agreement, and the officers and directors of The Company's are fully authorized, in the name and on behalf of ALLQ or otherwise, to take any and all such action and to execute and deliver any and all such deeds and other instruments.

11. Certificates. At and after the Effective Time until thereafter surrendered for transfer or exchange in the ordinary course, each outstanding certificate which immediately prior thereto represented shares of ALLQ Capital Stock shall be deemed for all purposes to evidence ownership of and to represent the shares of The Company's Capital Stock into which the shares of ALLQ Capital Stock represented by such certificate have been converted as herein provided and shall be so registered on the books and records of The Company's and its transfer agent. At and after the Effective Time, the shares of capital stock of The Company's shall be uncertificated; provided, that, any shares of capital stock of The Company's that are represented by outstanding certificates of ALLQ pursuant to the immediately preceding sentence shall continue to be represented by certificates as provided therein and shall not be uncertificated unless and until a valid certificate representing such shares pursuant to the immediately preceding sentence is delivered to the Company’s transfer agent at which time such certificate shall be canceled and in lieu of the delivery of a certificate representing the applicable shares of capital stock of The Company's, The Company's shall (i) issue to such holder the applicable uncertificated shares of capital stock of The Company's by registering such shares in The Company's books and records as book-entry shares, upon which such shares shall thereafter be uncertificated and (ii) take all action necessary to provide such holder with evidence of the uncertificated book-entry shares, including any action necessary under applicable law in accordance therewith, including in accordance with NRS.

Summary of Separation Agreement

 Immediately upon completion of merger, all outstanding common shares of ALLQ held and owned by the Company were cancelled. ALLQ and the Company became stand-alone entities.

The reason for the separation is Perfect Solutions Group, Inc. does not plan to carry out the former business plan of ALLQ which was developed by its former officers and directors and thus it is the belief of the Company that the corporate separation will ameliorate shareholder confusion about our identity and/or anticipated corporate objectives to merge with an operating company. ALLQ had no assets at the time of Reorganization or separation.

Reasons for the Merger and Separation

 On July 23, 2021, Mr. Paul Moody, our sole director was appointed custodian of ALLQ by the Clark County Nevada Eighth Judicial District Court. Mr. Moody was appointed president, secretary, treasurer and interim director. The reason why he was appointed is because the former directors/officers abandoned ALLQ and its shareholders. Mr. Moody reinstated ALLQ into good standing with Nevada Secretary of State and became controlling shareholder. Pursuant to the court order, that we have attached as EX 99.1 to the registration statement, Mr. Moody was vested with all powers specified in NRS 78.347(6) including but not limited to, as follows:

“That Paul Moody be appointed custodian of the Company with all powers specified in NRS 78.347(6), including but not limited to, as follows: to exercise all of the powers of the corporation, through or in place of its board of directors or officers, for the purposes of continuing the Company as a going concern, and without class consent to reinstate the corporate charter, appointing interim officer(s) and director(s), reorganizing the Company, negotiating and settling with any debtor or creditor, hiring counsel, accountants or business consultants, initiating shareholder meetings, increase, decrease or reclassify its authorized stock whether outstanding or not, issuing new shares of stock, authorizing and designating new classes of preferred stock, initiating litigation in the name of the Company, and in his discretion to make any other change or alteration in its articles of incorporation that custodian deems reasonable, just and beneficial to the corporation and its shareholders”

Shareholders were confused even though ALLQ and Perfect Solutions, Inc. were shell companies at the effective time of Reorganization. The reason being that the former directors/officers of ALLQ had abandoned ALLQ’s operating business plan providing diagnostic services to hospitals on a contractual basis, scoring and other management services to hospitals and other third parties. ALLQ failed to provide adequate public information as a non-reporting company in the OTC MarketPlace or any company website. The result were inquiries from shareholders that discovered the court ordered appointment of Mr. Moody as Custodian of ALLQ. At the time of Mr. Moody’s appointment, he did not have a record shareholder list and took many weeks to locate the transfer agent, pay outstanding transfer agent fees and achieve a record shareholder list. That is why it was unclear to shareholders what happened to ALLQ’s previous management and the transmutation in the former abandoned business plan until the effective time of Reorganization.

At the effective time of Reorganization, we were a reporting company resulting in public disclosure to all former shareholders of ALLQ. Separating ALLQ immediately following the Reorganization allowed us to give clarity to our shareholders and any other parties of interest that the former operating business plan of ALLQ was no longer the same, former management was no longer involved, and that the company would continue to trade in OTC MarketPlace providing liquidity to our shareholders.

 The corporate actions taken by the Company, including, but not limited to, the corporate structuring of the transactions, was deemed, in the discretion of our sole director to be for the benefit of the corporation and its shareholders pursuant to court order. Former shareholders of ALLQ are now the shareholders of the Company. The former shareholders of ALLQ now have the opportunity to benefit under our business plan and a target operating company will have the opportunity to grow organically from our built in shareholder base. It will be easier for an operating company to borrow funds because we trade in the OTC MarketPlace which is attractive to investors.

*As a note we have added a portion of the above paragraphs to page 3 under the subsection, ‘Reasons for the Merger and Separation’.

Holding Company Diagram

All-Q-Tell (“Predecessor”) Corporation merged with and into Merger Sub, its indirect and wholly owned subsidiary with Predecessor as the surviving corporation, see below holding company formation diagram. Upon completion of Holding Company Reorganization, Predecessor was removed as a subsidiary of Perfect Solutions Group, Inc. (“Successor”). All of the assets and liabilities remain with All-Q-Tell Corporation after the subsequent restructuring, (separation) not shown below in diagram resulting in All -Q-Tell Corporation as a stand-alone company.
Holding Company Formation
Pre-Reorganization

“ALL-Q-TELL CORPORATION” (“PREDECESSOR”) or (“SURVIVING CORPORATION”)	→	↓
↓		↓
ALL-Q-TELL CORPORATION owns 1,000 common shares of PERFECT SOLUTIONS GROUP, INC. as a Wholly Owned Subsidiary)		↓
↓		↓
PERFECT SOLUTIONS GROUP, INC. (“SUCCESSOR”)		↓
↓		↓
PERFECT SOLUTIONS GROUP, INC. Owns 1,000 common shares of PERFECT SOLUTIONS GROUP MERGER SUB, INC. as a Wholly Owned Subsidiary		↓
↓		↓	MERGER of all assets & liabilities
PERFECT SOLUTIONS GROUP MERGER SUB, INC. (“MERGER SUB”)	←

Holding Company Formation
Post-Reorganization

PERFECT SOLUTIONS GROUP, INC. (Former Shareholders of ALL-Q-TELL CORPORATION are located here) (“SUCCESSOR”)
↓
PERFECT SOLUTIONS GROUP, INC. owns 1,000 common shares of ALL-Q-TELL CORPORATION as a Wholly Owned Subsidiary)
↓
ALL-Q-TELL CORPORATION, INC. (“PREDECESSOR”)

Pursuant to the reorganization under NRS 92A.180, 92A.200, 92A.230 and 92A.250, PSGI only becomes vested with the former shareholders of ALLQ. No shareholder vote is required, and securities issued by PSGI in the merger shall be deemed to have been acquired at the time the shares of stock of ALLQ were initially acquired by its former shareholders.

All rights of creditors, if any of ALLQ shall remain and be preserved unimpaired, and all debts, liabilities and duties shall attach to ALLQ.

Successor Status

The Company cancelled all shares held in ALLQ resulting in ALLQ as a stand-alone company after the completion of the holding company reorganization. The fact that separation occurred after the completion of merger does not affect the analysis below that the Company is successor registrant which is consistent with numerous holding company reorganizations by similar shell and blank check companies that filed Form 10 registration statements that were reviewed by the Commission including the Office of Real Estate and Construction that subsequently became effective as referred to in our analysis.

Analysis

On September 15, 2021, our Reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 resulted in (i) each of the Predecessor’s stockholders holding the same percentage interest in Successor as each stockholder held in the Predecessor immediately prior to the Reorganization, and (ii) each Predecessor stockholder being in the same economic position after the Reorganization as before the Reorganization.

In summary, (a) stockholder approval of the Reorganization was not required under NRS 92A.180; (b) stockholder approval of the Reorganization was not being sought; (c) under the applicable provision, company stockholders were not entitled to dissenters’ appraisal rights; (d) the respective certificates of incorporation and bylaws of Predecessor and Successor were identical before and after the merger (e) Predecessor stockholders received securities of the same class evidencing the same proportional interest as Successor as those they held in Predecessor; (f) the Board of Directors of Successor were identical to the Board of Directors and officers of Predecessor as they were immediately prior to the consummation of the Reorganization; (g) the rights and interests of the holders of Successor capital stock were substantially the same as those they had as holders of the Predecessor common stock; (h) the board of directors of Predecessor and Successor intend that the Reorganization constitute a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue code; (i) Successor’s purpose was to effect the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (j) Merger Sub was formed for the purpose of effecting the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (k) immediately following consummation of the Reorganization, Predecessor as the surviving corporation with Merger Sub had the same assets and liabilities that it had prior to consummation of the Reorganization; (l) the capital stock of Successor was converted solely as part of a Reorganization of Predecessor into a holding company structure.

Our Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 whereas there was no “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act. Therefore, the registration under the Securities Act was not required in connection with the Reorganization which is consistent with previous reviews of Form 10 registration statements by the Securities and Exchange Commission in respect to similar holding company reorganizations and separations involving shell and blank check companies under comparable provisions of Nevada and other state laws without shareholder approval, see Form 10 registration statements filed by the following issuers that later became effective with the Commission by Dr. Foods, Inc. fka Catapult Solutions, Inc. File No. 000-56277, May 23, 2021, Better For You Wellness, Inc. fka Fast Track Solutions, Inc., File No. 000-56262, March 23, 2021,Kaival Brands Innovation Group, Inc. fka Quick Start Holdings, Inc.,(Nasdaq), File No. 000-56016, January 10, 2019, See Blubuzzard, Inc. fka Fast Lane Holdings, Inc., File No. 000-56019, January 25, 2019, See Srike Axe, Inc., File No. 000-53304, July 3, 2008, Desert Gateway, Inc., File No. 000-53293, June 27,2008 and Locan, Inc., File No. 000-53342, July 22, 2008. See also Form 1-A offering statement filed by Elektros, Inc. fka China Xuefeng Environmental Engineering, Inc., File No. 024-11500, April 6, 2021, qualified on September 27, 2021.

 In light of the foregoing, it is our opinion that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145.

OTC Pink Listing of ALLQ

 The ticker symbol for ALLQ and the CUSIP number for the common stock of ALLQ were suspended on the market effective date by FINRA on November 19, 2021 pursuant to FINRA’S completion of their review of the corporate action. ALLQ’s CUSIP Number changed from 01664B100 to Perfect Solution Group’s CUSIP Number 71373M101 as obtained from Global Services on September 17, 2021 upon the effectiveness of the corporate action resulting in the shareholders of ALLQ becoming the shareholders of the Company. The Company’s common stock traded in the OTC Markets under ALLQ’s ticker symbol “ALLQ” under which the common stock of ALLQ previously listed and traded until the new ticker symbol PSGI was released into the OTC marketplace by FINRA.

Item 5. Directors and Executive Officers, page 9

2. We note your response to comment 4 and we partially reissue the comment. Please revise the table on page 10 to include all private blank check companies with which Mr. Moody was involved in any capacity, which would include Budding Times Inc.

Company Response:

We have added a separate table on page 10 to include the private blank check company experience of Mr. Paul Moody.

Item 10, Recent Sales of Unregistered Securities, page 13

3. We reissue comment 6. Please disclose the amount and type of shares issued, and the number and type of shareholders that received shares in the September 2021 transaction. Please also provide a more detailed discussion of All-Q-Tell Corporation prior to the merger agreement. Please provide support for your basis for characterizing this as a "reorganization" and not deemed to involve a sale, instead of a merger, and clearly disclose the exemption relied upon and the basis for reliance upon the exemption, as required by Item 701 of Regulation S-K. It appears that the reorganization and the resulting change in the nature of the shareholders’ investment may constitute a “sale” under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. In particular, we note that the purpose of the "reorganization" was to merge with All-Q-Tell for the benefit of its shareholder base and the trading market. Please also include disclosure regarding the issuance of preferred stock, as referenced in Item 9 on page 13. Lastly, we note the disclaimer language added at the bottom of Item 10 regarding if your belief is incorrect concerning the need to register the transaction. To the extent you believe your reliance upon the analysis provided may be incorrect, please provide clear disclosure throughout the prospectus, each place you talk about the transaction and provide clear disclosures of the risks throughout.

Company Response:

Amount and type of shares issued and the number and type of shareholders

At the Effective Time of Reorganization, there were 573,271,545 common shares and 10,000 shares of Preferred Series Z shares issued and outstanding. There were 117 record shareholders at the Effective Time. We nor the transfer agent are in possession of information regarding common shareholders to draw a conclusion if a former ALLQ common shareholder was accredited or not. Series Z preferred shares were issued to CRS Consulting, LLC, an entity equitably controlled by Paul Moody, Jeffrey DeNunzio and Thomas DeNunzio as disclosed in the Form 10 registration statement.

 The following has been added to page 3 for additional disclosure:

All-Q-Tell Corporation (“the Predecessor”) was originally incorporated on October 28, 1999 in the State of Nevada, under the name Donovan Weiss, Inc. Predecessor was in the business of providing sleep diagnostic services to hospitals on a contractual basis, and provided scoring and other management services to hospitals and other third parties. The Predecessor was abandoned by former management in or about 2012 and lost its license to conduct business for failure to pay fees owed to Nevada Secretary of State (“NSOS”). Subsequently in 2021, an application was made to appoint Paul Moody as custodian of Predecessor who reinstated Predecessor into good standing with NSOS.

On December 11, 2003, Predecessor filed Articles of Merger with the Nevada Secretary of State, wherein Donovan Weiss, Inc. merged with Fortuna Holdings, Inc., resulting in the Predecessor’s name changing to Quickex, Inc.

On June 7, 2005, Predecessor filed a Certificate of Amendment with the Nevada Secretary of State, resulting in the Predecessor’s name changing to Meshtech Wireless, Inc.

On August 3, 2006, Predecessor filed a Certificate of Amendment with the Nevada Secretary of State, resulting in the Predecessor’s name changing to Sleep Healers Holdings, Inc.

On August 31, 2006, Predecessor filed a Certificate of Amendment with the Nevada Secretary of State, resulting in the Predecessor’s name changing to Sleep Holdings, Inc.

On August 31, 2006, Predecessor filed a Certificate of Amendment with the Nevada Secretary of State, resulting in the Predecessor’s name changing to ALL-Q-TELL Corporation.

On June 22, 2007, Predecessor filed a Certificate of Amendment with the Nevada Secretary of State to increase our authorized common stock from 25,000,000 to 100,000,000.

On September 4, 2007, Predecessor filed a Certificate of Amendment with the Nevada Secretary of State, resulting, amongst other things, in a change to the Predecessor’s authorized shares.

On September 4, 2007, Predecessor filed a Certificate of Designation with the Nevada Secretary of State pertaining to the creation of Series A Preferred Stock.

On September 7, 2007, Predecessor filed a Certificate of Designation correcting an error in the Certificate of Designation filed on September 4, 2007.

On September 16, 2010, Predecessor filed a Certificate of Amendment with the Nevada Secretary of State to increase our authorized common stock from 100,000,000 to 500,000,000.

On November 10, 2011, Predecessor filed a Certificate of Amendment with the Nevada Secretary of State to increase our authorized common stock from 500,000,000 to 750,000,000.

On July 23, 2021, as a result of an Application for Custodianship granted by the Eighth Judicial District Court, Clark County Nevada, Case Number: A-21-836274-P, Paul Moody was appointed Custodian of All-Q-Tell Corporation. Pursuant to the court order attached hereto as EX 99.1 to the registration statement, Mr. Moody was vested with all powers specified in NRS 78.347(6) including but not limited to, as follows:

“That Paul Moody be appointed custodian of the Company with all powers specified in NRS 78.347(6), including but not limited to, as follows: to exercise all of the powers of the corporation, through or in place of its board of directors or officers, for the purposes of continuing the Company as a going concern, and without class consent to reinstate the corporate charter, appointing interim officer(s) and director(s), reorganizing the Company, negotiating and settling with any debtor or creditor, hiring counsel, accountants or business consultants, initiating shareholder meetings, increase, decrease or reclassify its authorized stock whether outstanding or not, issuing new shares of stock, authorizing and designating new classes of preferred stock, initiating litigation in the name of the Company, and in his discretion to make any other change or alteration in its articles of incorporation that custodian deems reasonable, just and beneficial to the corporation and its shareholders”

On or about July 29, 2021, Custodian filed a Certificate of Revival with Nevada Secretary of State to reinstate ALLQ into good standing and filed an initial list of officers/directors, state business license and appointment of registered agent.

Effective July 29, 2021, Predecessor filed a Certificate of Designation, which created the class of Series Z Preferred Stock. Series Z Preferred Stock with no conversion rights. Every 1 share of Series Z Preferred Stock has voting rights equal to 1,000 votes of common stock.

On July 29, 2021, 10,000 shares of Series Z Preferred Stock were issued to CRS Consulting, LLC for providing services to salvage value for the benefit of shareholders. CRS Consulting, LLC is owned and controlled by Jeffrey DeNunzio, Thomas DeNunzio and Paul Moody. The issuance was made pursuant to Rule 4(a)(2) of the Securities Act and did not involve any public solicitation or public offering. The shares were issued to CRS for providing services to salvage value for the benefit of shareholders.

On September 3, 2021, the Predecessor filed, with the Nevada Secretary of State, Restated Articles of Inc., which, amongst other things, resulted in the withdrawal of designation for Series A Preferred Stock and a change to the Company's authorized shares.

On September 8, 2021, the Predecessor filed, with the Nevada Secretary of State, Articles of Merger with an effective date of September 15, 2021. The constituent Nevada corporations in the Reorganization were Predecessor and Perfect Solutions Group, Inc.

After completion of merger On September 15, 2021, Perfect Solutions Group, Inc. cancelled out of its shares held in Predecessor resulting in Predecessor as a stand-alone company.

 No sale of securities

Our position as explained in our company response as detailed in our analysis on November 23, 2021 is there was no sale of securities. No sale analysis is reiterated in our company response above and below relating to Securities Act Sections Compliance and Disclosure Interpretation 203.02 (Nov. 26, 2008) and Securities Act Rules Compliance and Disclosure Interpretation 203.02 (Jan. 26, 2009). Disclosure of the issuance of Preferred Stock to CRS Consulting, LLC on July 29, 2021 was not included in the ‘Recent Sales of Unregistered Securities Section’, as the share issuance  was conducted by the Predecessor, not the Registrant. However, the issuance by Predecessor to CRS Consulting, LLC has been disclosed on page 3 of the registration statement.

No change in the nature of the shareholder’s investment

Securities Act Sections Compliance and Disclosure Interpretation 203.02 (Nov. 26, 2008) and Securities Act Rules Compliance and Disclosure Interpretation 203.02 (Jan. 26, 2009) states as follows:

“Section 203. Securities Act Section 2(a)(3)

203.02 A holding company reorganization is to be carried out pursuant to Section 251(g) of the Delaware General Corporation Law and would not trigger a shareholder vote or appraisal rights. The purpose of the reorganization is to obtain more favorable tax treatment for an acquisition transaction with a third party, and its consummation is a condition to closing the acquisition. When the reorganization is viewed together with the acquisition, the overall transaction changes the nature of the shareholders’ investment. Thus, such reorganization may involve a “sale” or “offer to sell” for the purposes of Section 2(a)(3) and Rule 145. [Nov. 26, 2008]”

Our holding company reorganization was carried out pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 and not Section 251(g) of the Delaware General Corporation Law. Our reorganization did not trigger a shareholder vote or appraisal rights. The reorganization did not result in a fundamental change to the economic ownership or voting power of the former ALLQ shareholders. The purpose of our reorganization and subsequent separation of ALLQ from the Company was not to obtain more favorable tax treatment for an acquisition transaction with a third party as outlined in Section 203.02. The transaction by and between ALLQ and the Company was treated as a reverse capitalization with Perfect Solutions Group, Inc. as the legal acquirer. There was no third party. The constituent corporations were under common control at the time of Reorganization and thus there was no anticipated consummation as a condition to closing the acquisition. When the reorganization is viewed together with the separation, the overall transaction did not change the nature of the shareholders’ investment. Moreover, ALLQ had no assets or business immediately prior to or after the reorganization. The reorganization did not result in a fundamental change to the economic ownership or voting power of the former ALLQ shareholders when comparing their (1) pre- reorganization economic ownership of and voting power as to ALLQ and (2) post economic ownership of and voting power as to the Company, to a degree that would constitute “value” within the meaning of Section 2(a)(3) (“Section 2(a)(3)”) of the Securities Act of 1933, as amended (the “Securities Act”).

 In general, Section 5 of the Securities Act prohibits the “sale” of a security unless a registration statement filed pursuant to the Securities Act is in effect. Section 2(a)(3) defines a “sale” to “include every contract of sale or a disposition of a security or interest in a security, for value.” In the instant case, the reorganization did not result in a fundamental change in the relative economic and voting interests of ALLQ Shareholders that would constitute an exchange of value, and thus should not be deemed to constitute consideration in connection with the reorganization. The reorganization therefore will not result in a “sale” within the meaning of Section 2(a)(3), and registration of the transaction under the Securities Act is not required.

Disclaimer Language

We do not believe our reliance upon our analysis of the Reorganization to be incorrect as suggested by Staff. Moreover, similar reorganizations of shell companies have been reviewed many times by the Commission resulting in the effectiveness of previous registration statements. The language in the final paragraph of Item 12 has been included to state that it is possible that if a regulatory state or governmental body such as a court of law or the Commission were to determine that our analysis is incorrect, then the Company could face the various ramifications outlined therein.

Date: December 22, 2021

/s/ Paul Moody

Paul Moody

Chief Executive Officer